`                                        Exhibit 21.1

Name of Subsidiary	Jurisdiction of Organization	Percentage Ownership
Kewaunee Labway Asia Pte. Ltd.	Singapore	100%
Kewaunee Labway India Pvt. Ltd.	India	95%
Kewaunee Scientific Corporation Singapore Pte. Ltd.	Singapore	100%
Kewaunee Scientific (Suzhou) Co., Ltd.	China	100%
Koncepo Scientech International Pvt. Ltd.	India	80%
Kequip Global Lab Solutions Pvt. Ltd.	India	70%